Exhibit 99.1

Notice to Holders of the 2010 and 2015 Employee Stock Options of Advanced Semiconductor Engineering, Inc.

March 20, 2018

Ladies and Gentlemen:

The offering terms of the employee stock options that you hold will be amended for the share exchange transaction between Advanced Semiconductor Engineering, Inc. ("ASE") and Siliconware Precision Industries Co., Ltd. ("SPIL").

1.	ASE and SPIL have entered into a joint share exchange agreement on June 30, 2016 ("Joint Share Exchange Agreement") pursuant to which a new company, ASE Industrial Holding Co., Ltd. ("HoldCo"), will be formed by means of a statutory share exchange. Upon completion of the statutory share exchange, HoldCo will acquire all issued shares of ASE and SPIL and ASE and SPIL will simultaneously become wholly owned subsidiaries of HoldCo, and ASE and SPIL will be delisted from the Taiwan Stock Exchange accordingly.

2.	Based on the Joint Share Exchange Agreement, at the effective time of the statutory share exchange (the "Effective Time"; tentatively April 30, 2018; the common shares of the HoldCo will be listed on the Taiwan Stock Exchange on the same day), each ASE common share will be transferred to HoldCo in consideration for the right to receive 0.5 HoldCo common shares and the rights and obligations under the employee stock options held by you will be generally assumed by the HoldCo. The terms concerning "type of shares underlying the options", "number of granted options" and "exercise price" of the current ASE employee stock option plans should be accordingly amended as follows:

(1)	type of shares underlying the options: common shares newly issued by ASE Industrial Holding Co., Ltd.

(2)	number of granted options[1]:

the number of granted and unexercised options x 0.5.

starting from the Effective Time, each unit of option is entitled to subscribe for one (1) common share of HoldCo.

(3)	exercise price: the exercise price of granted and unexercised options x 2.

The other terms of the current ASE employee stock option plans should remain unchanged.

3.	The last day for ASE's common shares being traded on the Taiwan Stock Exchange should be April 17, 2018 (Taiwan time). If you intend to subscribe for ASE common shares by exercising stock option(s), you have to exercise the option(s) and pay the exercise price on or before April 11, 2018. Starting from April 12, 2018, ASE will no longer accept any application or payment for exercising any employee stock option.

If you exercise the ASE employee stock option and pay the applicable exercise price on or after Effective Time (tentatively April 30, 2018) in accordance with relevant terms and conditions, you will receive common shares issued by HoldCo pursuant to the terms as described in Item 2 above.

4.	If you do not agree to accept any of the Items above, you have to send ASE a written hard-copy to express your objection clearly before April 2, 2018; otherwise, we will assume you agree to all the changes to the ASE employee stock option plans as described above. Such written hard-copy objection shall be delivered to the following address (any communication delivered by you through email or other electronic forms shall not be regarded as you expressing objection against the above Items):

For International Post:

Attention: ASE Group Option Administration Office

10 West 5th Street, N.E.P.Z. Kaohsiung City 811,

Taiwan, Republic of China

1 Please note, pursuant to ASE's 2015 Employee Stock Option Plan, all the issued but non-exercisable options shall be cancelled immediately on your retirement date. Therefore, when you retire before or on or after the Effective Time, the number of issued but non-exercisable 2015 employee stock options held by you shall be adjusted pursuant to such condition as well.

If you have any questions about the content of this notice, please feel free to contact the responsible person:

Telephone: 886-7-3636641 Ext. 66313 / 66314 / 66309 / 66311

Email: stock_option@aseglobal.com.

Advanced Semiconductor Engineering, Inc.

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